Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 5 DATED MARCH 23, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Update our asset acquisitions; and
•	Update our potential investments.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Acquisition of Highland Place Mezzanine Financing—Centennial, CO

Highland Place Mezzanine Financing — Centennial, CO

On March 22, 2017, we acquired a $2,300,000 mezzanine financing (“Mezzanine Debt”) related to the refinancing of a 138,771 square foot three-story office building. The borrower is a special purpose entity wholly owned by the operator and its affiliates for the purpose of this transaction. The refinance enabled the operator to pay off the existing senior loan, repay a portion of the initial equity contribution and secure financing for tenant improvements and capital expenditures related to the largest tenant’s recent expansion and extension. The senior loan includes $1,600,000 of reserve dollars for tenant improvements and capital expenditures. After this refinance, the capital structure is made up of (i) $3,200,000 in equity, (ii) $18,000,000 in senior debt and (iii) $2,300,000 in mezzanine finance (held by us).

We acquired the Mezzanine Debt from Realty Mogul, Co. for a purchase price of $2,308,305.56, which represents the $2,300,000 principal amount plus $8,305.56 of accrued but unpaid interest through the purchase date. The acquisition funded with a loan from Realty Mogul, Co. The interest rate on the loan is prime (4% as of the date of this filing) and has a maturity date of February 17, 2022 at which time the principal and all interest owed will become due and payable.

The property is located in Centennial, Colorado, in the Denver-Aurora-Lakewood metropolitan statistical area (“MSA”), approximately 15 miles southeast of Denver. This MSA is the largest population center within a 500-mile radius and serves as the economic hub of the Rocky Mountain region. The U.S. Census population estimates rank this MSA as the nineteenth largest in the United States and the largest in Colorado with a population of nearly 2.8 million people (as of the 2015 American Community Survey). This MSA population grew at a rate of 10.7% from 2010 to 2015, a number that exceeds the national average of 4.1% over the same period. This MSA accounted for 51.5% of the total Colorado population of 5.5 million people.

The property was built in 1992 and is 100% occupied by six tenants with a weighted average remaining lease term of over 7.5 years with only 2.3% of square footage expiring within the next five years. The two largest tenants, totaling 59.7% of the gross leasing area (“GLA”), recently executed lease amendments which extended their respective lease terms and expanded their respective physical square footage. Occupying nearly 45% of GLA, Shane Co. has been a tenant at the property since 2007 and has extended its lease to March 2026 as well as expanded its square footage by 7,700 square feet. Shane Co. is the largest privately owned jeweler in the United States, and this location is ideally situated less than three miles away from its flagship retail store in Greenwood Village. Other main tenants at the property include TCF National Bank (19.5% of GLA), Open Technology Solutions (17.3% of GLA), and Yardi Systems (15% of GLA).

The Mezzanine Debt, which represents 9.8% of the total financing of the property, has a fixed interest rate of 10% with an original term of three years. A new appraisal of the property, completed in September 2016 by an independent real estate appraiser, valued the property at $24.26 million ($175/SF) with a 2017 prospective value of $26.85 million ($193/SF).

  Since 2011, the sponsor of the transaction has acquired nineteen assets with a combined purchase price of over $290 million. These acquisitions include eleven office assets, totaling approximately $249 million, including the Parkway Plaza Mezzanine Financing we acquired on February 17, 2017.

Realty Mogul, Co. and affiliates, as part of the original investment made in October 2016, received origination fees of $46,000 before we acquired the investment. These fees were not borne by or paid to us.

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

Hanford Center First Mortgage Loan – Hanford, CA

There is a reasonable probability that we may acquire from Realty Mogul, Co. a $1,900,000 first mortgage loan (the “Hanford Center Loan”) for the property located at 110-44 11th Avenue, Hanford, CA (“Hanford Center”).   If we choose to acquire the Hanford Center Loan, we will pay Realty Mogul, Co. (i) $1,850,000 less any principal payments Realty Mogul, Co. has received since making the investment and (ii) any accrued but unpaid interest on the Hanford Center Loan.  Realty Mogul, Co. would keep any interest payments it has received until the date we acquire the investment.  The Hanford Center Loan, an interest-only loan, bears interest at an annualized floating rate of one-month LIBOR + 850 basis points with a 1.0% LIBOR floor and is secured by Hanford Center.

The borrower, Chabad Lubavitch Russian Synagogue, a California Nonprofit Religious Corporation, intends to use the proceeds from the Hanford Center Loan to (i) fund tenant improvements for Hanford Center’s anchor tenant, (ii) fund an interest reserve for any cash shortfall until rental concessions on the lease expire and (iii) perform additional leasing to stabilize Hanford Center.  Other than with respect to the Hanford Center Loan, neither we nor our Manager is affiliated with the borrower.

While we believe there is a reasonable probability that we may acquire the Hanford Center Loan, there are considerable conditions that must be satisfied in order to complete this acquisition, and therefore, we cannot give any assurances that the closing of the acquisition will occur within a specified timeframe, or at all.